Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(3)
To Prospectus Dated April 3, 2006	Registration No. 333-60379

CORPORATE OFFICE PROPERTIES TRUST

COMMON SHARES OF BENEFICIAL INTEREST

This prospectus supplement no. 1 supplements and amends the prospectus dated April 3, 2006, relating to the resale from time to time by certain selling shareholders of an aggregate of 8,699,288 of our common shares of beneficial interest (“common shares”), par value $0.01 per share.

This prospectus supplement should be read in conjunction with and accompanied by the prospectus and is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

Since the date of the prospectus, M.O.R. XXIX Associates, L.P., a selling shareholder named in the table under the caption “The Selling Shareholders” in the prospectus, has been liquidated, and has distributed to its limited partners, pro rata, an aggregate of 148,381 common units of limited partnership interests in Corporate Office Properties, L.P, (the “Operating Partnership”) that may, pursuant to our Operating Partnership’s partnership agreement, be presented to us to be redeemed by us for common shares or cash.  Specifically, we have the right, in our sole discretion, to deliver to such redeeming holder for each common unit either one common share (subject to adjustment) or a cash payment equal to the then fair market value of such share determined as provided in the Operating Partnership’s partnership agreement. Unless otherwise indicated, in the table below, the number of common shares presented in the table is equal to the number of common units of limited partnership interests in our Operating Partnership beneficially owned by each selling shareholder.  This information is based upon information provided by such shareholder to the Company.

Pursuant to this prospectus supplement, the table under the caption “The Selling Shareholders” in the prospectus is supplemented by the information in the table below to include the selling shareholders named below with respect to the common units of limited partnership interests in our Operating Partnership that were transferred to it, as indicated below.

	Number of	Maximum Number of	Percent of All Common Shares	Beneficial Ownership
	Shares	Shares	Beneficially	After Resale of Shares
	Beneficially	being	Owned	Number of
Selling Shareholder	Owned	Offered	before Resale	Shares	Percent
RA & DM, Inc.	2,954	2,954	*	—	*
Bernard Manekin	16,514	16,514	*	—	*
Estate of Harold Manekin (1)	15,242	15,242	*	—	*
Richard Alter	43,817	43,817	*	—	*
Donald Manekin	23,336	23,336	*	—	*
William Winstead	14,019	14,019	*	—	*
Richard Manekin	8,988	8,988	*	—	*
Robert Manekin	8,988	8,988	*	—	*
Charles Manekin	3,899	3,899	*	—	*
Vivian Manekin	880	880	*	—	*
Francine Manekin (2)	3,080	880	*	2,200	*
Sandye Sirota	5,427	5,427	*	—	*
Lynn Stern	880	880	*	—	*
Louis LaPenna	2,513	2,513	*	—	*
Jamie Deutsch	22	22	*	—	*
Kelly Alter	22	22	*	—	*
Total	150,581	148,381		2,200

*      Indicates less than one percent (1%).

(1) The Estate of Harold Manekin previously had its common units of limited partnership in our Operating Partnership redeemed by us for common shares.  Therefore, the 15, 242 shares beneficially owned by the selling shareholder are actual common shares owned.

(2) The number of shares beneficially owned includes 2,200 actual common shares owned by Francine Manekin.

Investing in our common shares involves risks.  See “Risk Factors” beginning on page 5 of the prospectus and included in our periodic reports and other information that we file with the Securities and Exchange Commission before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 25, 2008